UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended October 22, 2008

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-For Form 40-F

Form 20-F ☑	Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

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If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

JOINT PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE October 21, 2008

MEMORANDUM OF UNDERSTANDING SIGNED WITH LIIDLII KUE FIRST NATION, FORT SIMPSON NT.

Vancouver, British Columbia, October 21, 2008 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) and Liidlii Kue First Nation (“LKFN”) of Fort Simpson, Northwest Territories, are pleased to announce that they have entered into a Memorandum of Understanding (“MOU”) to establish a mutually beneficial, co-operative and productive relationship with regard to the exploration and development of the Prairie Creek Mine and to demonstrate that LKFN and Canadian Zinc intend to work together, as responsible corporate citizens of the region, in a spirit of co-operation for mutual benefit as well as social, ecological, cultural and economic well-being.

The purpose of the MOU is:

–
To provide a process through which Canadian Zinc, in pursuing its exploration and development activities at the Prairie Creek Mine, can consult with and accommodate the interests of LKFN  with a view to amicably reconciling any issues that might arise;

–	To establish a relationship through which LKFN can identify opportunities for its businesses and members to participate in Canadian Zinc’s exploration and development activities; and
–
To set out the objectives, process and topics for the negotiation of an Impact Benefits Agreement (“IBA”) between LKFN and Canadian Zinc, which is specifically intended to cover operations of the Prairie Creek Mine project.

The MOU provides for implementation of a more formalized structure for communication and information exchange through, among other things, the appointment of a Community Information Representative, the establishment of a Communications Committee and the hiring of an Environmental Monitor.

In the MOU, Canadian Zinc has agreed to make its best efforts to employ LKFN members and to assist LKFN and its community to benefit from business opportunities associated with the exploration and development of the Prairie Creek Project.

Canadian Zinc and LKFN have agreed to use their best efforts to negotiate an IBA but nothing in the MOU is intended to define, create or extinguish any rights of LKFN or CZN and the MOU is not legally binding on the parties.

At the signing ceremony, which took place at the 2008 NWT Aboriginal Business Conference in Yellowknife, John F. Kearney, Chairman of Canadian Zinc Corporation said: “Canadian Zinc is extremely pleased to be signing the Memorandum of Understanding with the Liidlii Kue First Nation.  We have been engaged in positive discussions with LKFN for a number of years and now look forward to further developing a respectful working relationship through more formal communications and business arrangements.

“The Prairie Creek Mine will provide a huge economic opportunity for the LKFN and the entire Dehcho region.  When in operation, it is expected that the Prairie Creek Mine will provide 200 to 220 full-time jobs.  Canadian Zinc has targeted minimum employment levels of 35%-40% Northern residents and 15%-25% Aboriginal First Nations and has undertaken to maximize business opportunities for regional First Nations communities.”

LKFN Band Chief Keyna Norwegian said:  “This MOU is a step towards formalizing the mutual respect each party has for the other and ultimately moving our First Nation towards self-government to meet the increasing demands for more services to our membership and community.  Development of the project will lead to a number of economic opportunities that will support our businesses and employ our people.  On the environmental front, Canadian Zinc is working with our office, as well as the regulatory agencies, and we feel secure all areas are being covered.  Community members will have the opportunity to review and discuss the IBA once both parties have completed their work.”

About Canadian Zinc:
Canadian Zinc’s 100% owned Prairie Creek (lead/zinc/silver) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment.  Canadian Zinc has applied for the permits for the operation of the Prairie Creek Mine and these applications are currently undergoing environmental assessment by the Mackenzie Valley Environmental Assessment Review Board.

About LKFN:
The Liidlii Kue First Nation of Fort Simpson, Northwest Territories, is a member of the Dehcho First Nations.  Fort Simpson, located approximately 500 kilometres east of the Prairie Creek Mine, is the administrative capital and main service centre of the Dehcho region.  Fort Simpson has a population of approximately 1,200 and the LKFN Band, which is the largest in the Dehcho has 1,175 Members.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344 E-mail: invest@canadianzinc.com	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001 Website: www.canadianzinc.com

Keyna Norwegian	Dennis Nelner
Chief Liidlii Kue First Nation	Senior Band Manager
(867) 695- 3131	(867) 695- 3131
PO Box 469 Fort Simpson, NT X0E 0N0 E-mail: chief@liidliikue.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: October 22, 2008	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman